Exhibit 99.11
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended December 31, 2005
Newspaper: Business Times
Interviewee: Ramesh Emani, President, Product Engineering Solutions SBU, Wipro Limited
Ramesh
Hello Ramesh here.
Krishnan Tyagarajan
Good afternoon it is Krishnan Tyagarajan Business Times.
Ramesh
Hi Krishnan, how are you?
Krishnan
How are you doing sir?
Ramesh
Very good.
Krishnan
I was just looking at your results and there are two things. Basically, I just wanted to understand the acquisition part. I mean basically the NewLogic acquisition. Since it has been inked from 1st January 2006, I understand about 10 million would come out of that in this quarter which has been added as revenues?
Ramesh
Yes. See we said 10 million of this quarter’s what we call guidance of the revenue will come from the two acquisition we make, mPower and NewLogic.
Krishnan
Okay and NewLogic.
Ramesh
That is what we have indicated, and in both the cases, the full revenue will come for all the three months, so that we can really take it as full quarter revenues.
Krishnan
Absolutely. The NewLogic part, I was just looking at your overall margins for the last three quarters vis-à-vis the previous year, from the first to the third quarter, it has gone up about a percentage point, but it still looks about three percentage points lower than what it was last year. I was just wondering how do you think NewLogic could play a role in terms of improving your operating margin or in this case I am just taking the PBIT margin?

Ramesh
See in fact to answer to you, most of the companies that provide design services or any services outside of India, they have lower operating margins than the companies operating from India, primarily because of the cost difference. So in that sense the NewLogic acquisition in the initial quarters will be margin dilutive. It will not add to the margin, but over a period of time, our hope is we will be able to improve our capabilities and also shift some of their work to use our cost centers in India, so that we will bring their margin up to our levels.
Krishnan
That’s true. What is the approximate margin levels that they have at the moment?
Ramesh
I think in fact they made some loss. I don’t think I can get into the details on what the numbers could be and the other thing, but in fact they have made some loss. I do not remember exactly the details of that one, but I think on a overall year basis, I think they made some loss. Though I know they have done very well in the last two or three quarters.
Krishnan
Okay, but in terms of say the IP related, the leverage that you get out of the IP business, I was just trying to understand what kind of cross selling would think that this can create for you going forward?
Ramesh
See most of the IPs, you never IP on a stand-alone basis. There is always design services around them. Almost invariably, you can say almost 75% of the cases with the IP services we do have design services. So that is where the huge synergy comes in. Number two, the IP services having IPs because there always tend to be the new leading edge technologies that also positions Wipro in the minds of the customers, and also which is also a fact, as a superior capable design house.
Krishnan
That’s true. Okay. But in this case, that’s where I thought, over a period of time, how do you think you would be able to leverage this? What are the forms in which you will be able to leverage?
Ramesh
The leverage will come between NewLogic and Wipro in three ways. One we have a better geographic coverage. We have a much better reach. For example in Asia, whereas they were primarily focusing on Europe. So we take them better to newer companies in USA, Europe, Asia, all of these places. So it is simply expanding the market. We will be able to take advantage of the follow on SOC design services okay. Along with IP when you license IP, I was talking about the leverage of the services we can do. But they had no software capabilities and they were not in the software market. We can those bring those capabilities also into the fame.
Krishnan
Okay, and again so which essentially means, the product engineering part is where the whole story would be?
Ramesh

Yes it is 100% only into product engineering. In fact, it is 100% part of our organization. We don’t see any other relevance to NewLogic to any other team. Like mPower has no relevance to us, that is a credit card processing company, so we have no relevance. So that way NewLogic 100% our business.
Krishnan
Okay, because I was just looking at the product engineering firms now there seems to be a lot of activity in that space with the likes of say Aztec and Persistent and others, I mean Visual Soft also entering it into a big way. I was just wondering how that space itself is kind of changing in terms of potential and it was very little was known about the overall sector?
Ramesh
I agree with you. See what used to happen is this whole product development R&D, most of these companies used to think, no it is very proprietary and only customers can do that, both because of sensitivity of IP and the complexity that one needs to know the product and others. I think Wipro and to some extent next comes HCL, we broke this myth, that one product development can be done by third party companies, and two, you can also do, it is not just in terms of simple maintenance, but you can also work in terms of high technology and latest technologies. Second, I think most of the customers have accepted that if they try to do it themselves, the time to market is the biggest problem. See in product development, it is not the cost savings that hurts the companies, but delayed product shipments. If they can advance the product shipment by few months, they can garner that much extra revenues. Sometimes that is more important than cost savings through R&D.
Krishnan
Right, so you give them the time to market advantage.
Ramesh
It is completely time to market that is number one, particularly in some of the consumer products, this chip design and some of these areas, it is so important. So that is what came from an opportunity perspective. The other perspective is the cost, there is a huge decrease in the product prices. In the last five years, if you see the cost or rather the price of new products have really come down. You have seen mobile phones, computers, and so many places. So they are finding they cannot spend the same amount of R&D what they were doing earlier for the products. So they reduced the cost through consolidation and that is where the offshore player also has come. So in that sense they were dealing with two things; one with the increasing use of technology sophistication, they needed larger teams, they found they cannot get those larger teams. The increased competition from China, Asia, and other spaces and the volume increase, they hosted them to look at how do I reduce the time to market, and third one is cost pressure. So all three are working to the advantage of India in terms of we trying to do more. So if you see initially lot of this work has come in the hi-tech industry. Now a lot of software companies are also moving into this area. If you see Persistent and Aztec and some of them, they are all focusing on software product companies. So, that is also working. Of course, Wipro we are end-to-end and in so many verticals.
Krishnan
Okay. So I was just wondering if this space is kind of risk because I believe the exposure to venture capital as assisted outfit is very large if I leave aside the likes of Microsoft, Hyperion, and a few others. I was just given to understand that the exposure, because most of these are kind of ideas that are at a fairly nascent stage, so in that sense, do you think the risk of exposure is fairly high in these cases?
Ramesh

See the way I tell people is, the product engineering business incidentally is a little more risker than IT business. See IT business if you say I am sure you can relate to that, has become almost like electricity, right. If you do not electricity, you cannot work. Same way, if you do not have e-mail, you do not have a lot of thing what we are so taken for granted, the whole thing will come to a grinding halt. If IT network is down, you know what happens in every company. So in that sense, whereas you can close an R&D and run the company for three months to six months. So because of that the riskiness here is high okay and also you are betting on the new things right. There is a risk but at the same time, as long as the world GDP continues to be in the positive territory, there is no worry, but again year 2000 phenomena repeats where for two years the whole R&D, the whole GDP itself went into negative territory, and R&D budges really tanked, it will impact us. So it is a little more risky business compared to IT, but again that it is less riskier than some other business really, but still it is a good business.
Krishnan
Two related questions. One is basically do you think the contract structure basically moving away, as you said IT services is time and material, very little small proportion and fixed, but do you think the outcome based structures where you kind of, the risk reward could be shared with the partners that you have, is the contract structure undergoing a change in this kind of a business?
Ramesh
Yes that is one more thing what we were very interested into by through NewLogic. They have a better experience of working on royalty basis of the business model, which we also wanted to learn and work with them. At this moment, today bulk of our contracts are time and material based on fixed price, but we are interested in moving into more risk reward sharing also. That is the third model, risk reward means you may get through royalties, you may not get 100% of your initial cost, what they call NRE, because you may not get 100% of it.
Krishnan
Which means you would be looking more and more at those models?
Ramesh
We will be looking at those models also.
Krishnan
Okay, and the other thing is integration. How do you think, what kind of learnings have you, since you have made AMS as well as NerveWire and from those experiences, how do you think the NewLogic acquisition integration will happen? Do you think that could be a much bigger problem going forward? Basically because of the nature?
Ramesh
In terms of the size, this one is similar to the size of AMS or NerveWire okay. The good thing what we are finding is these are all hardcore technology people. We find in the technology people the respect for each other because of the technology capability is very high. So at least in our initial interactions, we are not facing any difficulties because the people are able to relate to each other. Two both NewLogic and Wipro, we were competing head on in wireless LAN IP, so we had lot of respect for each other because we both lost deals, we won deals, so there is respect for each other and companies are a little more aware of each of us better. But what we have done is we have put together all the learnings we had in these three acquisitions including Spectramind, and we trying to implement, again you keep learning from all the mistakes we keep doing and hope you won’t repeat the mistakes, so we have put in a very Senior Vice President level person as an integration manager who is driving this whole integration, and I we think it is not going well. We are already it is like two or three weeks into this process and you go to their website, it has changed, you come to our website, it has changed, so like this we started implementing everything.
Krishnan
But I understand that NerveWire experience wasn’t all that good?
Ramesh
See in the end, you measure the success, every company has certain measures of success of why they have done the acquisition. In some sense, you can say after NerveWire, if you see the performance of our BSFI segment has been phenomenal. So somebody can interview that that has taught us a lot of things on how to work in the finance segment and work with the finance sectors, and we took advantage of it. Of course somebody may say, it may have happened or might not have happened because of NerveWire, but still we can say it has helped. That is what has happens with lot of acquisitions. It is sometimes very difficult to attribute everything to one single outcome in terms of have their business grown.
Krishnan
So, which means he earn out component that you have kind of built into it is very critical in this?
Ramesh
It is critical here, but we are also hoping to learn lot of other things which are very sometime intangible.
Krishnan
Okay sir, thanks sir for your time.
Ramesh
I just wanted to learn a little more. I would in touch with others too and thought I will raise some of the other questions there.
Krishnan
Okay, thank you.
Ramesh
Thank you so much. Bye.